Arnold Golub
Vice President
Deputy General Counsel

April 12, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 20, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Global X Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Global X PropTech ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,